================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---
                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                    Yes     No X
                                       ---    ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                    Yes     No X
                                       ---    ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes     No X
                                       ---    ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

ENDESA's French Subsidiary, SNET, to Sell Its 23.62% Stake in Power Generator Sechilienne-Sidec to UK-Based Fund Manager Ecofin Limited for Euro 103 Million; The Sale Forms Part of ENDESA's Policy of Disposing of Non-Core Assets

    Business Editors

    NEW YORK--(BUSINESS WIRE)--July 13, 2005--ENDESA's (NYSE:ELE) French subsidiary, SNET, has signed an agreement to sell its 23.62% shareholding in power generator Sechilienne-Sidec to UK-based fund manager Ecofin Ltd. for Euro 103.6 million, or Euro 320 per share.
    The deal is contingent on no takeover bid(s) being made for Sidec. If any bid(s) were to be launched, the transaction would be delayed until the end of the acceptance period for the bid(s) under stock market regulations.
    Ecofin has no intention of making an offer for any other Sechilienne-Sidec shares nor is there any prevailing legislation that obliges the group to do so as a consequence of the transaction.
    Sechilienne-Sidec produces electricity and steam at thermal plants that use coal and sugar cane waste on the islands of Guadalupe and Martinique in the Caribbean and Reunion and Mauritius in the Indian Ocean. It also develops wind energy in France.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200
    http://www.endesa.es

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: ENDESA
             David Raya, North America Investor Relations Office
             212-750-7200

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ENDESA, S.A.

Dated: July 13th, 2005            By: /s/ David Raya
                                     --------------------------------------
                                  Name:   David Raya
                                  Title:  Manager of North America Investor
                                          Relations